UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 27, 2025, High-Trend International Group (the “Company”) received a deficiency letter (the “Nasdaq Bid Price Deficiency Letter”) from Nasdaq notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq Bid Price Deficiency Letter has no immediate effect on the listing of the Company’s ordinary shares, and its ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “HTCO” at this time.

Under Rule 5810(c)(3)(A), the Company will be provided a compliance period of 180 calendar days, until December 24, 2025, to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s securities is at least $1.00 for a minimum of ten consecutive business days, the Company’s compliance with Rule 5550(a)(2) will be regained.

In the event the Company does not regain compliance in the first compliance period, it may be eligible to apply for an additional 180 calendar days to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. The Company will also need to provide written notice of its intention to cure the deficiency during the second compliance period. However, if it appears to the NASDAQ staff that the Company will neither be able nor otherwise eligible to cure the deficiency, it may be subject to delisting by NASDAQ.

The Company intends to actively monitor the closing bid price for its ordinary shares and will consider available options to resolve the deficiency and regain compliance with Rule 5550(a)(2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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